FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-711

FOSTER'S
GROUP
Inspiring Global Enjoyment



05005231

Fosters Brewing

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 2

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

dlw 1/18

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

5 January 2005

Notice of Intended Voluntary Cancellation of Listings on the London Stock Exchange Plc

Foster's Group Limited ("**Foster's**") announced today that it has given written notice to the United Kingdom Listing Authority ("**UKLA**") and London Stock Exchange Plc ("**LSE**") of its intention to voluntarily cancel the listings of its securities that are admitted to trading on the LSE.

The effective date of cancellation will be 31 March 2005, with the last day of listing and admission to trading being 30 March 2005.

The decision to delist from the LSE is based on a combination of low trading volumes and the comparatively small number of shareholders involved, which collectively makes the cost of maintaining the secondary listing commercially unviable.

Foster's will provide a voluntary share sale facility for Foster's shareholders registered on Foster's London branch register as at 4 January 2005, details of which will be posted shortly to such shareholders. This facility will be available from 10 January 2005 to 21 February 2005.

Any shareholders who remain on the London branch register following cancellation will automatically become 'issuer sponsored' shareholders on the Australian Stock Exchange Ltd.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

TO: U.S SECURITIES AND EXCHANGE COMMISSION
FAX: 0015 1 202 942 9624
PAGES: 25 (including this page)

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today.

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com
Ph +61 3 9633 2105

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To: Company Name/Scheme Southcorp Limited
ACN/ARSN ACN 007 722 643

1. Details of substantial holder (1)
Name Foster's Group Limited (ACN 007 620 886), Brewing Holdings Pty Ltd (ACN 004 059 394), Brewing Investments Pty Ltd (ACN 004 233 005), Carlton and United Beverages Limited (ACN 004 056 106), FBG Investments Pty Ltd (ACN 004 373 862), Beringer Blass Wine Estates Limited (ACN 004 094 599) and Beringer Blass Wines Pty Ltd (ACN 105 344 965) and their related bodies corporate listed in Annexure A (**Substantial Holders**).

ACN/ARSN (if applicable)

The holder became a substantial holder on 12 / 1 / 2005

2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	139,949,024	139,949,024	18.8%

3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Beringer Blass Wines Pty Ltd (ACN 105 344 965)	Beringer Blass Wines Pty Ltd (BBW), a wholly owned subsidiary of Foster's Group Limited (Foster's) has a relevant interest in shares in Southcorp Limited pursuant to the Share Sale and Purchase Agreement dated 12 January 2005 between BBW and Reline Investments Pty Limited ACN 095 987 367, a copy of which is contained in Annexure B.	139,949,024 ORD
Beringer Blass Wine Estates Limited (ACN 004 094 599)	Beringer Blass Wine Estates Limited owns all of the shares in BBW.	139,949,024 ORD
FBG Investments Pty Ltd (ACN 004 373 862)	FBG Investments Pty Ltd owns all of the shares in Beringer Blass Wine Estates Limited.	139,949,024 ORD
Carlton and United Beverages Limited (ACN 004 056 106)	Carlton and United Beverages Limited owns all of the shares in FBG Investments Pty Ltd.	139,949,024 ORD
Brewing Investments Pty Ltd (ACN 004 233 005)	Brewing Investments Pty Ltd owns all of the shares in Carlton and United Beverages Limited.	139,949,024 ORD
Brewing Holdings Pty Ltd (ACN 004 059 394)	Brewing Holdings Pty Ltd owns all of the shares in Brewing Investments Pty Ltd.	139,949,024 ORD
Foster's Group Limited (ACN 007 620 886)	Foster's owns all of the shares in Brewing Holdings Pty Ltd.	139,949,024 ORD
Related bodies corporate listed in Annexure A	Related bodies corporate of Foster's.	139,949,024 ORD

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Substantial Holders	Refine Investments Pty Limited	Refine Investments Pty Limited	139,949,024 ORD

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Substantial Holders	12 January 2005	$4.17 per share (see also agreement in Annexure B)		139,949,024 ORD

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	The companies listed in paragraph 3 (including those listed in Annexure A) are all related bodies corporate.

7. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
The companies referred to in paragraph 3 (including those listed in Annexure A)	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity Assistant Company Secretary

sign here R.K. Dudfield date / / 14/1/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of the relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 603, Notice of Initial Substantial Holder

R K Dudfield

....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 525 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Ashwick (Vic.) No. 65 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian Hotel & Gaming Corporation Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Babble Pty. Ltd.
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Derel QGGA Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Limited
EFG Finance Leasing Limited
EFG Holdings (U.S.A.) Inc.
EFG Investments Limited
EFG Securities Limited
EFG Treasury Pty. Limited
ELFIC Limited
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craiglebum Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Limited
Lensworth Group Limited
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd'
Liana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Totalservice.com.au Pty. Ltd.
Tract 4/5 LLC

Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Limited
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.

VICD – Produtos Em Cortica, LDA

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty. Limited

Volz Pty. Ltd.

Voskane Pty. Ltd.

Werribee Properties (RWDS) Proprietary Limited

Whitecross Investments Pty. Ltd.

Windemere Securities Limited

Wine Planet Holdings Pty. Limited

Wine Planet Technology Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall Trust Limited

Wood Hall (Aust.) Pty. Limited

World Wine Gallery GmbH

Zedozoa Pty. Limited

00015868 Limited

02396239 Limited

151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty. Ltd.

AP John & Sons Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd.

Carlton Brewery (Fiji) Limited

Cellarmaster Wines SA

Foster's India Limited

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

Kangaroo Ridge Wine Company Pty. Ltd.

Matua Valley Wines Limited

Samoa Breweries Limited

Shingle Peak Wines Limited

Societe of Bouteillage of Beaujolais, Macon and Bourgogne

South Pacific Distilleries Limited

Waikoukou Vineyards Limited

Wine Buzz KK

Annexure B – Share Sale and Purchase Agreement

This is Annexure B of 17 pages (including this page) referred to in Form 603, Notice of Initial Substantial Holder

R.K. Dudfield.

....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886


Deacons

Dated 12 January 2005

Share Sale and Purchase Agreement

Parties

Reline Investments Pty Limited
ACN 095 987 367

Beringer Blass Wines Pty Limited
ACN 105 344 965

Contact

Brian Davidson
Consultant
1 Alfred Street, Circular Quay, Sydney NSW 2000
Telephone: +61 (0)2 9330 8200
Email: brian.davidson@deacons.com.au
Website: www.deacons.com.au

Table of Contents

Share Sale and Purchase Agreement dated 12 January 2005

Parties

Reline Investments Pty Limited ACN 095 987 367
of 18 Herbert Street, Artarmon NSW 2064
(Vendor)

Beringer Blass Wines Pty Limited ACN 105 344 965
of 77 Southbank Boulevard, Southbank VIC 3006
(Purchaser)

Introduction

A. Vendor is the legal and beneficial owner of the Shares with full power to sell same.

B. Shortly after execution of this Agreement, Purchaser will make a public announcement of its intention to make the Takeover Offer. Purchaser would not make the Announcement without first entering into this Agreement.

C. Vendor has agreed to sell and Purchaser has agreed to purchase the Shares on the terms and conditions of this Agreement.

It is agreed

1. Definitions

In this Agreement:

(1) **Act** means Corporations Act 2001;

(2) **Announcement** means the announcement a draft of which has been given to Vendor by Purchaser, Purchaser and Purchaser's Parent being at liberty to make such changes as it (acting reasonably) deems fit to the draft so long as the substance of the draft is not altered in a material manner;

(3) **Associate** has the meaning given to that term in section 12 of the Act;

(4) **Business Day** means a day on which:

(a) banks are open for general banking business in New South Wales, excluding Saturdays and Sundays; and

(b) Australian Stock Exchange Limited is open for trading in securities;

(5) **Company** means Southcorp Limited ABN 80 007 722 643;

(6) **Completion** means completion of the sale and purchase of the Shares as contemplated by clause 4;

(7) **Encumbrance** means any:

(a) mortgage, lien, charge, pledge, claim or other encumbrance; or

(b) option or other third party right;

(8) **Offer Period** means the period of time from the date of the Announcement until date of the closing or withdrawal of the Takeover Offer;

(9) **Option Price** means an amount equal to the sum of:

(a) the Purchase Price;

(b) the lesser of $1,000,000 and the amount by which the Third Party Offer Price exceeds the Purchase Price; and

(c) if the Third Party Offer Price exceeds the Purchase Price by more than $1,000,000, 50% of the amount by which the Third Party Offer Price exceeds the sum of the Purchase Price and $1,000,000;

(10) **Purchase Price** means the Purchase Price Per Share multiplied by the number of Shares;

(11) **Purchase Price Per Share** means $4.17 per Share;

(12) **Purchaser's Parent** means Foster's Group Limited ABN 49 007 620 886;

(13) **Shares** means 139,949,024 fully paid ordinary shares in the Company;

(14) **Takeover Offer** means the proposed offer by Purchaser under a takeover bid pursuant to Chapter 6 of the Act to acquire all the fully paid ordinary shares in the Company:

(a) at a price per share; and

(b) subject to conditions, a draft summary of which has been given to Vendor by Purchaser,

and includes any variation thereof;

(15) **Takeover Offer Price Per Share** means the price per share offered under the Takeover Offer and includes any variation thereof;

(16) **Third Party Offer** means an offer or proposal made by a third party (not being an Associate of Vendor) to acquire more than 50% of the voting shares of the Company, by way of a takeover bid pursuant to Chapter 6 of the Act, a scheme of arrangement pursuant to Chapter 5 of the Act, or otherwise;

(17) **Third Party Offer Price Per Share** means the highest price or value per share offered under a Third Party Offer as determined in accordance with clause 7.4;

(18) **Third Party Offer Price** means the Third Party Offer Price per Share multiplied by the number of Shares.

2. Sale and purchase

2.1 Vendor as beneficial owner agrees to sell the Shares (including all accretions and rights or benefits directly or indirectly attaching to or arising from the Shares, all dividends and all rights to receive dividends or to receive or subscribe for shares or other securities, declared, paid or issued by the Company or by any subsidiary of the Company during the Offer Period or after the date of this Agreement) to Purchaser and Purchaser agrees to purchase the Shares:

(1) for the Purchase Price; and

(2) free from any Encumbrances;

in accordance with this Agreement.

3. Announcement

3.1 Purchaser or Purchaser's Parent must make the Announcement to Australian Stock Exchange Limited on the next Business Day after execution of this Agreement, provided that if Australian Stock Exchange Limited is requested to effect a trading halt by the Company in respect of its shares and by Purchaser's Parent in respect of its shares, the Announcement is to be made before the cessation of the trading halt referable to Purchaser's Parent.

4. Completion

4.1 Subject to this Agreement not being terminated earlier in accordance with the provisions of clause 7, Completion shall take place at the offices of Deacons, 1 Alfred Street, Sydney or as otherwise agreed by the parties, at 12.00 noon on the day being the earlier of the date which is two Business Days after:

(1) the date on which Purchaser has declared the Takeover Offer to be free of conditions or has notified that all the conditions have been satisfied; or

(2) the end of the Offer Period.

4.2 At Completion:

(1) Vendor must deliver to Purchaser or its duly authorised agent:

(a) executed and completed transfers of the Shares;

(b) particulars of Vendor's Security Holder Reference Number; and

(c) any other document reasonably requested by Purchaser to effect the legal and beneficial transfer of the Shares to Purchaser;

(2) Purchaser will pay to Vendor the Purchase Price by bank cheque drawn by a major Australian trading bank or by direct electronic remittance to the credit of Vendor's bank account

(details of which will be provided by Vendor) as Vendor directs in writing.

5. Warranties

5.1 Warranties by Vendor

Vendor represents and warrants to Purchaser that each of the following statements is now true and correct and will be true and correct at all times until and at Completion:

(1) each of the Shares is fully paid up;

(2) Vendor is the legal and beneficial owner of the Shares with full power to transfer good title to Purchaser;

(3) the Shares are and at Completion will be free from Encumbrances;

(4) Vendor has full power and authority to enter into this Agreement without the consent of any person; and

(5) by entering into and performing its obligations under this Agreement Vendor does not breach any agreement or arrangement with any third party.

5.2 Warranty by Purchaser

Purchaser represents and warrants to Vendor that the entry into this Agreement by Vendor and Purchaser will not contravene the Act.

5.3 Survival

The provisions of this clause 5 remain in full force and effect after Completion.

6. Obligations of Vendor and Purchaser

6.1 Vendor covenants not to dispose of, encumber or otherwise deal with any of the Shares, except:

(1) in accordance with the terms of the Takeover Offer;

(2) if this Agreement is terminated; or

(3) to Purchaser in accordance with this Agreement.

6.2 Vendor agrees that, from the date of this Agreement until the end of the Offer Period, it and each of its Associates, officers and advisers will:

(1) not approach, solicit or encourage inquiries from, or initiate or encourage discussions with, any person (excluding Purchaser and Purchaser's Parent and their Associates, officers and advisers) in relation to a proposal for the acquisition of an interest in any or all of the Shares or a proposal for a takeover bid, scheme of arrangement, capital reconstruction, purchase of main undertaking or other reorganisation of or in relation to the Company;

(2) not make any statements which could be detrimental to the success of the Takeover Offer (including regarding the Takeover Offer Price Per Share); and

(3) only make statements with a positive inclination in respect of the Takeover Offer and the acquisition of the Shares by Purchaser.

6.3 Vendor agrees to promptly (and in any event with 24 hours) notify Purchaser or Purchaser's Parent from the date of this Agreement until the end of the Offer Period of any conversation, contact or proposal of which it or any of its Associates, officers or advisers become aware in relation to a proposal of the kind referred to in 6.2(1). As part of such notification, Vendor must notify Purchaser or Purchaser's Parent of:

(1) the identify of the person with whom the conversation was had or who made the contact or proposal (including any person on whose behalf the conversation, contact or proposal was held or made);

(2) the date of the conversation, contact and/or proposal; and

(3) the commercial nature of the conversation, contact and/or proposal to the extent it is relevant to the subject matter of this Agreement or the Takeover Offer.

6.4 Unless Purchaser is prevented or restrained from dispatching the offers, Purchaser must expeditiously dispatch offers to shareholders of the Company in accordance with the Takeover Offer.

7. Termination

7.1 This Agreement terminates automatically without any further action being required of either party if:

(1) Purchaser or Purchaser's Parent does not make the Announcement to Australian Stock Exchange Limited in accordance with clause 3.1; or

(2) the Takeover Offer has been declared unconditional (or Purchaser has notified that all of the conditions have been satisfied) and Vendor accepts the Takeover Offer in respect of the Shares.

7.2 Vendor may terminate this Agreement by notice in writing to Purchaser if:

(1) Purchaser has not declared the Takeover Offer to be unconditional, or the conditions of the Takeover Offer have not been satisfied;

(2) a Third Party Offer is made during the Offer Period at a Third Party Offer Price Per Share which exceeds the Takeover Offer Price Per Share; and

(3) Purchaser notifies Vendor in writing that Purchaser wishes that the Third Party Offer in respect of the Shares be accepted by Vendor.

7.3 If this Agreement is terminated pursuant to clause 7.2, then:

(1) if the Takeover Offer has not closed or lapsed, Purchaser, subject to obtaining any necessary approvals from the Australian Securities and Investments Commission, must withdraw the unaccepted offers under the Takeover Offer in accordance with the Act. As soon as possible after Purchaser decides to withdraw the unaccepted offers under the Takeover Offer it must expeditiously apply for such approvals and prosecute such application;

(2) within 2 Business Days of the later of either the termination of this Agreement or the closure, lapsing or withdrawal (as the case may be) of the Takeover Offer, upon either party giving the other party notice, Vendor and Purchaser will enter into a Put and Call Option in respect of the Shares at the Option Price, such option to be exercisable by either party on or before 3 Business Days prior to the date of close of the Third Party Offer. The Put and Call Option shall be in or substantially in the form initialled by the parties;

(3) Vendor (who will still be the registered owner of the Shares) will:

(a) accept the Third Party Offer as directed by Purchaser; and

(b) on receipt of the Third Party Offer Price, retain for itself an amount equal to the Option Price, and account to Purchaser for the balance of the Third Party Offer Price, within 2 Business Days thereof or of the value of the Third Party Offer Price Per Share being determined in accordance with clause 7.4, if applicable.

7.4 In the event that the Third Party Offer Price Per Share is a consideration which consists in whole or part other than cash for the purposes of determining the value of the Third Party Offer Price Per Share, the value of such part of the consideration which does not consist of cash shall be agreed between the parties and failing agreement within 5 Business Days, shall be determined by an independent expert agreed by the parties and failing agreement between them, to be appointed by the President for the time being of the Institute of Chartered Accountants (New South Wales Division) or his or her nominee. The independent expert shall act as an expert and not as an arbitrator and its decision as to the value of the consideration shall be binding on the parties. The costs of the independent investment expert shall be borne by the parties equally.

8. Consequences of termination

8.1 On termination of this Agreement, the parties will have no further obligations or liability under this Agreement, except:

(1) as accrued at termination; and

(2) if the termination is pursuant to clause 7.2, the obligations of both Vendor and Purchaser as contemplated in clause 7.3.

9. Voting the Shares

9.1 Whilstever the Shares remain registered in the name of Vendor, Vendor agrees to

(1) vote same at any meeting of members of the Company; and

(2) otherwise exercise all rights relating to the Shares and do all things pertaining to them,

in accordance with the written directions of Purchaser.

10. Assignments

10.1 A party may not assign any of its rights under this Agreement.

11. Waiver

11.1 The failure of a party at any time to require performance of any obligation under this Agreement is not a waiver of that party's right:

(1) to claim damages for breach of that obligation; and

(2) at any other time to require performance of that or any other obligation under this Agreement,

unless written notice to that effect is given to the other party.

11.2 Waiver of any provision of or right under this Agreement:

(1) must be in writing signed by the party entitled to the benefit of that provision or right; and

(2) is effective only to the extent set out in any written waiver.

12. Time of the essence

12.1 Time is of the essence of this Agreement.

13. General provisions

13.1 Costs

Each party must bear its own costs of negotiating, preparing and executing this Agreement.

13.2 Duties

Purchaser must pay all stamp duty and other duties of a similar nature on this Agreement and the transfer of the Shares contemplated by this Agreement.

13.3 Severability

If a provision of this Agreement is or is likely to be declared illegal or unenforceable in any relevant jurisdiction or is declared or is likely to be declared or considered unacceptable by the Takeovers Panel:

(1) the parties will meet and bona fide negotiate a mutually acceptable outcome or solution which reaches a similar economic effect or outcome to the provisions of this Agreement; and

(2) failing the parties concluding such a mutually acceptable outcome or solution, the relevant provision will be severed for the purposes of that jurisdiction or otherwise without affecting the enforceability of the other provisions of this Agreement. The parties' intent is that, consistent with the sale of the Shares to Purchaser, effect is given to as many of the provisions of this Agreement as is possible.

13.4 Entire agreement

This Agreement constitutes the entire agreement between the parties as to its subject matter.

13.5 Governing law and jurisdiction

(1) This Agreement is governed by the law applicable in New South Wales;

(2) Each party submits to the non-exclusive jurisdiction of the courts of New South Wales.

14. Notices

14.1 A notice or other communication connected with this Agreement (**Notice**) has no legal effect unless it is in writing.

14.2 In addition to any other method of service provided by law, the Notice may be:

(1) sent by prepaid post to the address of the addressee set out in this Agreement or subsequently notified;

(2) sent by facsimile to the facsimile number of the addressee; or

(3) delivered at the address of the addressee set out in this Agreement or subsequently notified.

14.3 If the Notice is sent or delivered in a manner provided by clause 14.2, it must be treated as given to and received by the party to which it is addressed:

(1) if sent by post, on the 2nd Business Day (at the address to which it is posted) after posting;

(2) if sent by facsimile before 5pm on a Business Day at the place of receipt, on the day it is sent and otherwise on the next Business Day at the place of receipt; or

(3) if otherwise delivered before 5pm on a Business Day at the place of delivery, upon delivery, and otherwise on the next Business Day at the place of delivery.

14.4 Despite clause 14.3(2):

(1) a facsimile is not treated as given or received unless at the end of the transmission the sender's facsimile machine issues a report confirming the transmission of the number of pages in the Notice;

(2) a facsimile is not treated as given or received if it is not received in full and in legible form and the addressee notifies the sender of that fact within 3 hours after the transmission ends or by 12 noon on the Business Day on which it would otherwise be treated as given and received, whichever is later.

14.5 A Notice sent or delivered in a manner provided by clause 14.2 must be treated as validly given to and received by the party to which it is addressed even if:

(1) the addressee has been liquidated or deregistered or is absent from the place at which the Notice is delivered or to which it is sent; or

(2) the Notice is returned unclaimed.

14.6 Any Notice by a party may be given and may be signed by its solicitor.

14.7 Any Notice to a party may be given to its solicitor by any of the means listed in clause 14.2 to the solicitor's business address or facsimile number.

14.8 The facsimile addresses for Notices are:

Vendor - 02 9902 2199 – mark attention P Costa

Purchaser - 03 9645 7266 – mark attention Company Secretary

or otherwise as advised by one party to the other in writing.

14.9 All Notices given pursuant to this Agreement must be marked "Confidential and Urgent".

15. Counterparts

15.1 This Agreement may be executed in any number of counterparts. Each counterpart is an original. It is not necessary on proving this Agreement to produce or account for more than one counterpart.

16. Interpretation

16.1 In this Agreement, unless the contrary intention appears:

(1) headings are for each of reference and do not affect the meaning of this Agreement;

(2) the singular includes the plural and vice versa and words importing a gender include other genders;

(3) a reference to a clause, paragraph, schedule or annexure is a reference to a clause in paragraph of or schedule to annexure to this Agreement and a reference to this Agreement includes any schedules and annexures;

(4) a reference to a statute includes all regulations, consolidations and amendments of it; and

(5) a reference to **A$**, **$A** dollar or **$** is a reference to Australian currency.

Executed as an Agreement

Executed by **Reline Investments Pty Limited** ACN 095 987 367 in accordance with section 127 of the *Corporations Act 2001:*



Director/~~company secretary~~

P J COSTA

Name of director/~~company secretary~~
(BLOCK LETTERS)



Director

BRIAN H DAVIDSON

Name of director
(BLOCK LETTERS)

Executed by **Beringer Blass Wines Pty Limited** ACN 105 344 965 in accordance with section 127 of the *Corporations Act 2001:*

RK Dudfield	Trevor O'Hoy
~~Director~~/company secretary	Director
ROBERT. K. DUDFIELD	TREVOR L O'HOY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2061 Fax 61 3 9633 2062 email trevor.ohoy@fostersgroup.com
ABN 49 007 620 886

Trevor O'Hoy
President & CEO
Foster's Group Limited



FOSTER'S
GROUP

Inspiring Global Enjoyment

12 January 2005

Messrs RI & AG Oatley

Reline Investments Pty Ltd
18 Herbert Street
ARTARMON NSW 2064

Dear Bob and Sandy

Re: Southcorp Limited

In addition to the sale of shares in Southcorp, it is noted that it is agreed that following a successful takeover of Southcorp, Foster's Group Limited will reach agreement with you and your family companies and document the following arrangements:

1. The distribution by a Southcorp subsidiary of wine produced by your family on an arm's length basis.

2. Chardonnay Park is presently leased to a Southcorp subsidiary on an arm's length basis. The property is to be sub-leased to a Family entity on the same arm's length basis after completion of the 2006 vintage (pick).

Please sign a copy of this letter to confirm your agreement to the above.

Yours faithfully,

Trevor O'Hoy
President and Chief Executive Officer

Agreed and Confirmed ....

R. I. Oatley **A.G. Oatley**

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

13 January 2005

Foster's Group - Trading Halt

Foster's Group ("Foster's" or "the Company") today entered a trading halt.

The Company is unable to comment on the reason for the trading halt, or on market speculation generally.

Foster's is mindful of its disclosure obligations as a listed company and will keep the market informed as appropriate.

Attached is a letter sent from the Company to the Australian Stock Exchange dated the 13 January 2005.

Further information:

Media	**Investors**
Lisa Keenan	Robert Porter
Tel: +61 3 9633 2265	Tel: +61 3 9633 2560
Mob: 0409 150 771	Mob: 0407 391 829

FOSTER'S GROUP LIMITED
ABN 49 007 620 886
77 Southbank Boulevard Southbank Victoria 3006 Australia
Telephone: 61 3 9633 2069 Fax: 61 3 9633 2070
Email: peter.bobeff@fostersgroup.com


FOSTER'S
GROUP

Peter A. Bobeff
Senior Vice President
Commercial Affairs

Thursday, 13 January 2005

By email : justin.nelson@asx.com.au

Mr Justin Nelson
Manager Companies, Adelaide
Australian Stock Exchange Limited
91 King William Street
ADELAIDE SA 5000

Dear Justin

Request for Trading Halt

On behalf of Foster's Group Limited (**Company**), I request a trading halt in all securities of the company effective immediately.

In accordance with Listing Rule 17.1, I advise that:

1. The Company has acquired 18.8% of the issued capital of Southcorp Limited at $4.17 per share.
2. The trading halt is being requested because the Company is currently in discussions which may lead to a major corporate announcement.
3. The Company is not yet in a position to make an announcement regarding those discussions.
4. The Company requests that the trading halt continue until the earlier of the commencement of normal trading on Monday 17 January 2005, or when an announcement is made by the Company regarding the above discussions. The Company expects to be able to make an announcement prior to the commencement of normal trading on Monday 17 January 2005.
5. The Company is not aware of any reason why a trading halt should not be granted.

Yours faithfully
Foster's Group Limited

Peter A Bobeff

Peter Bobeff
Company Secretary